

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   December 9, 2015

<u>Via E-mail</u>
Gust Kepler
Chief Executive Officer
SMSA Ballinger Acquisition Corp.
5430 LBJ Freeway, Suite 1485
Dallas, TX 75240

> **Re: SMSA Ballinger Acquisition Corp.**
> **Form 8-K Filed December 7, 2015**
> **File No. 000-55108**

Dear Mr. Kepler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 8-K filed December 7, 2015</u>

1.   You disclose on page 5 that the Share Exchange Agreement was treated as a reverse acquisition. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change of accountants. The accountant that no longer will be associated with the registrant's financial statements should be considered the predecessor accountant. We note that the two accountants involved are Turner Stone and Company LLP and Stevenson & Company. Please amend your Form 8-K to also provide under Item 4.01 the disclosures required by Item 304 of Regulation S-K for the change in independent accountants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining